SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CAL DIVE INTERNATIONAL, INC..
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12802T101
(CUSIP Number)

Andrew B. Saunders
General Counsel
Cashman Equipment Corp
41 Brooks Drive, Braintree,MA 02184
1-781-535-6222
1-508-264-6230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

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13D
1.		NAME OF REPORTING PERSON Cashman Equipment Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,009,365
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 7,009,365
	10.	SHARED DISPOSITIVE POWER - 0 -
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 7,009,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) † 7.1%
14.		TYPE OF REPORTING PERSON CO-corporation

† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock which the Reporting Person has acquired to date and the denominator of which is 98,577,496, which is the number of shares of Common Stock reported as outstanding by the Issuer as of October 31, 2014 on its Form 10-Q dated November 7, 2014.

CUSIP No. Common Stock – 12802T101	(Page of 3 of 6)

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Person (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), of Cal Dive International, Inc., (symbol: CDVI) (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 2500 City West Blvd., Suite 2200, Houston, Texas 77042

Item 2.  Identity and Background.

(a)-(b)
This Schedule 13D is being filed on behalf of Cashman Equipment Corp., 41 Brooks Drive, Suite 1005, Braintree, Massachusetts 02184 (the “Reporting Person”)

(c)           Cashman Equipment Corp is principally engaged in the business of marine equipment rental and marine construction.

(d)-(e)
During the last five years, the Reporting Persons, has not been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Cashman Equipment Corp is formed under the laws of the Commonwealth of Massachusetts.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds or other considerations for the acquisition of the securities are derived from the working capital funds of Cashman Equipment Corp.

Item 4. Purpose of Transaction.

The purpose of the acquisition of the securities by the Reporting Person is for active investment.  Although the Reporting Person may acquire additional shares of Common Stock of the Issuer in the future, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)            The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

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(c)           A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 which are beneficially owned by the Reporting Person is as follows:

●	aggregate number of shares owned on this date: 7,009,365
●	percentage of shares owned: 7.1 percent ;

(b)           The Reporting Person possesses sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares identified in paragraph (a) above;

(c)           The Reporting Person acquired all of its holdings in the Company during the last 60 days.

(d)           This item is not applicable to the Reporting Person.

(e)            This item is not applicable to the Reporting Person.

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Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

None

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 5, 2015

CASHMAN EQUIPMENT CORP.

By:	/s/ James M. Cashman
	Name:	James M. Cashman
	Title:	President